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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of June, 2004.

                          NOVEL DENIM HOLDINGS LIMITED
                 (Translation of registrant's name into English)

                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                             Cheung Sha Wan, Kowloon
                                    Hong Kong
                    (address of Principal Executive Offices)

             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

       Form 20-F       x                               Form 40-F
                 ---------------                                 --------------

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

             Yes                                              No        x
                 ---------------                                 --------------

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)
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                                    CONTENTS

Exhibit I.............  "Novel Denim Holdings Limited Announces Disposal Of
                        Mauritian Operations"
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                                                                       EXHIBIT I


Contact:   Andrew L. Fine
           Investor Relations
           +1 212 953 1373


                                                           FOR IMMEDIATE RELEASE

                     NOVEL DENIM HOLDINGS LIMITED ANNOUNCES
                    PLANNED DISPOSAL OF MAURITIAN OPERATIONS
            -- Company to sell its Mauritian Denim Textile Operations
                      and One Garment Factory in Mauritius
             -- Exploring Sale of Remaining Operations in Mauritius

HONG KONG, May 28, 2004 -- Novel Denim Holdings Limited (Nasdaq: NVLD) announced that it has concluded its strategic review of its operations in Mauritius and has decided to divest its operations in that country. "Our growing operating losses in Mauritius and the increased uncertainty following the end of global apparel quota in January 2005 has caused the Company to enter into an agreement to sell our textile operations in Mauritius and divest our garment operations in that country accordingly," commented Mr. K.C. Chao, Chief Executive of the Company. "Our operations in Mauritius, which commenced in 1988, previously benefited from favorable trade agreements with Europe and the U.S. and enjoyed attractive production costs. Today, many of those advantages are no longer unique to Mauritius."

In connection with this decision, the Company announced that it plans to sell its Mauritian denim textile assets and one of its four Mauritian garment facilities for approximately $21 million in cash to a private Mauritian company. The Company plans to use proceeds from the sale of its operations to repay a portion of its bank borrowings. The transaction is subject to final documentation, due diligence and regulatory approvals and is expected to close around June 30, 2004.

The Company plans to continue its strategic review of its South African and Chinese textile operations.


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                                                                       EXHIBIT I


In connection with the transaction and the scaling down of its operations in Mauritius, the Company expects to incur a total of approximately $20 million of non-cash and cash charges.

The Company intends to report earnings and hold a conference call to discuss results for the fourth quarter and fiscal year ended March 31, 2004 and provide additional information on its strategy and the sale transaction during the week of June 7, 2004. This call will be available over the Internet through www.fulldisclosure.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not to, the overall level of consumer spending on apparel, the financial strength of the retail industry limited generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties, import/export laws and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2003. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

                                              Novel Denim Holdings Limited
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                                                      (Registrant)


Date: June 3, 2004                  By:  /s/ K.C. Chao
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                                                      K.C. Chao
                                         Chief Executive Officer and President